THOMPSON & KNIGHT LLP

	ATTORNEYS AND COUNSELORS	AUSTIN DALLAS FORT WORTH HOUSTON NEW YORK ALGIERS LONDON MEXICO CITY MONTERREY PARIS RIO DE JANEIRO VITÓRIA
DIRECT DIAL: (713) 951-5800 EMAIL: Dallas.Parker@tklaw.com	THREE ALLEN CENTER 333 CLAY STREET • SUITE 3300 HOUSTON, TEXAS 77002-4499 (713) 654-8111 FAX (713) 654-1871 www.tklaw.com
July 25, 2006

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Mail Stop 7010

100 F Street, NE

Washington, D.C. 20549-7010

RE:	GeoMet, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed July 25, 2006

File No. 333-134070

Dear Mr. Schwall:

Pursuant to additional oral comments received from Ms. Mellissa Duru earlier today, we are providing additional information regarding the additional selling stockholder, Amaranth LLC, that was added to the list of selling stockholders in Amendment No. 3 to the Registration Statement on Form S-1, File No. 333-134070. As I discussed with Ms. Duru, the resale shelf Registration Statement, File No. 333-131716, included information regarding who has voting control and investment power over the shares it holds of GeoMet, Inc., as well as the fact that both Amaranth Securities L.L.C. and Amaranth Advisors L.L.C. are broker-dealers registered pursuant to Section 15(b) of the Securities Exchange Act of 1934 and each is a member of NASD. Each of these broker dealers may be deemed an affiliate of Amaranth LLC; however, neither is authorized by the NASD to engage in securities offerings either as an underwriter or as a selling group participant. Neither Amaranth Securities L.L.C. nor Amaranth Advisors L.L.C. participates in any such activity, and neither had an agreement to distribute shares of GeoMet, Inc. at the time Amaranth LLC purchased the shares of common stock. We will update this information when we file the 424 prospectus. I am also faxing a draft of the selling stockholder page to Ms. Duru, which will set forth how we intend to update the selling stockholder information for Amaranth LLC.

In addition, under a separate letter, we filed a correspondence letter yesterday to request the acceleration of the effectiveness of both Registration Statements to be effective as of 4:00 p.m. EDT on July 26, 2006. If there are any additional issues that arise, please call me at (713) 951-5800 or Kirk Tucker at (713) 951-5805.

Mr. H. Roger Schwall

July 25, 2006

Very truly yours,

/s/ Dallas Parker
Dallas Parker

cc:	Mellissa Duru

Jennifer Goeken

Ronald Winfrey